Exhibit 99.1

Draganfly to Host Shareholder Update Call on May 8, 2025

Saskatoon, SK, May 6, 2025 — Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading developer of drone solutions and systems, today announced that it will host a shareholder update call on May 8, 2025, at 5:30 p.m. EST.

Draganfly CEO, Cameron Chell will lead the call, providing an overview of the Company’s first quarter milestones. CFO Paul Sun will present the Company’s Q1 2025 financial results, which are scheduled for release after market close on May 8, 2025. Pre-submitted investor questions will also be addressed during the call.

Registration for the call can be accessed here.

Investors are encouraged to submit their questions in advance to:

investor.relations@draganfly.com.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is a pioneer in drone solutions, AI-driven software, and robotics. With over 25 years of innovation, Draganfly has been at the forefront of drone technology, providing solutions for public safety, agriculture, industrial inspections, security, mapping, and surveying. The Company is committed to delivering efficient, reliable, and industry-leading technology that helps organizations save time, money, and lives.

For more information, visit www.draganfly.com.

For investor details, visit:

●	CSE

●	NASDAQ

●	FRANKFURT

Media Contact

media@draganfly.com

Company Contact

info@draganfly.com